FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 6, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

# CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2026

**TENARIS S.A.**
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended March 31,
		2026	2025
	Notes	(Unaudited)
Net sales	3	3,100,458	2,922,212
Cost of sales	4	(2,050,323)	(1,920,855)
Gross profit		1,050,135	1,001,357
Selling, general and administrative expenses	5	(466,591)	(457,065)
Other operating income	6	6,429	11,788
Other operating expenses	6	(6,109)	(6,167)
Operating income		583,864	549,913
Finance income	7	64,769	78,444
Finance cost	7	(11,664)	(11,745)
Other financial results, net	7	(2,706)	(31,441)
Income before equity in earnings of non-consolidated companies and income tax		634,263	585,171
Equity in earnings of non-consolidated companies	8	33,376	14,035
Income before income tax		667,639	599,206
Income tax	9	(103,481)	(81,342)
Income for the period		564,158	517,864

Attributable to:
Shareholders' equity		540,701	506,931
Non-controlling interests		23,457	10,933
		564,158	517,864
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,010,193	1,076,982

Basic and diluted earnings per share (U.S. dollars per share)		0.54	0.47
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		1.07	0.94

(*) Number of outstanding shares as of March 31, 2026, and 2025, was 1,009,639,756 and 1,071,994,930, respectively.

(**) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

1

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Income for the period	564,158	517,864
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(25,571)	44,749
Change in value of cash flow hedges and instruments at fair value	(21,827)	(20,595)
Income tax relating to components of other comprehensive income	27,143	16,023
From participation in non-consolidated companies:
- Currency translation adjustment	1,140	13,582
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	4,017	2,984
	(15,098)	56,743
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	-	(13)
Income tax on remeasurements of post-employment benefit obligations	(133)	-
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	99	(102)
	(34)	(115)
Other comprehensive (loss) income for the period	(15,132)	56,628
Total comprehensive income for the period	549,026	574,492

Attributable to:
Shareholders' equity	525,871	563,076
Non-controlling interests	23,155	11,416
	549,026	574,492

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

2

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

		At March 31, 2026		At December 31, 2025
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,174,660		6,205,082
Intangible assets, net	12	1,356,543		1,357,116
Right-of-use assets, net	13	141,896		144,557
Investments in non-consolidated companies	17	1,599,844		1,561,212
Other investments NC	14	676,953		758,085
Deferred tax assets		830,408		834,168
Receivables, net		135,715	10,916,019	139,211	10,999,431
Current assets
Inventories, net		3,606,922		3,602,058
Receivables and prepayments, net		184,740		268,798
Current tax assets		340,300		364,640
Contract assets		36,141		35,264
Trade receivables, net		2,001,088		1,920,840
Derivative financial instruments CA	15	11,966		1,875
Other investments	14	2,265,359		2,306,760
Cash and cash equivalents	14	1,152,130	9,598,646	572,647	9,072,882
Total assets			20,514,665		20,072,313
EQUITY
Shareholders' equity			17,094,388		16,599,191
Non-controlling interests			253,032		229,877
Total equity			17,347,420		16,829,068
LIABILITIES
Non-current liabilities
Borrowings		360		368
Lease liabilities	13	93,673		94,903
Derivative financial instruments	15	-		207
Deferred tax liabilities		388,649		442,248
Other liabilities		316,965		310,707
Provisions		52,156	851,803	48,418	896,851
Current liabilities
Borrowings		331,091		305,354
Lease liabilities	13	48,393		48,346
Derivative financial instruments	15	8,950		14,123
Current tax liabilities		369,048		386,586
Other liabilities		385,417		377,088
Provisions		173,047		173,152
Customer advances		153,583		168,832
Trade payables		845,913	2,315,442	872,913	2,346,394
Total liabilities			3,167,245		3,243,245
Total equity and liabilities			20,514,665		20,072,313

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

3

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2025	1,071,995	(1,125,131)	107,199	(952,833)	(384,072)	17,882,033	16,599,191	229,877	16,829,068
Income for the period	-	-	-	-	-	540,701	540,701	23,457	564,158
Currency translation adjustment	-	-	-	(25,288)	-	-	(25,288)	(283)	(25,571)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(114)	-	(114)	(19)	(133)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	5,316	-	5,316	-	5,316
Other comprehensive income of non-consolidated companies	-	-	-	1,140	4,116	-	5,256	-	5,256
Other comprehensive (loss) income for the period	-	-	-	(24,148)	9,318	-	(14,830)	(302)	(15,132)
Total comprehensive income (loss) for the period	-	-	-	(24,148)	9,318	540,701	525,871	23,155	549,026
Repurchase of own shares (2)	-	(89,562)	-	-	-	-	(89,562)	-	(89,562)
Changes in share buyback program liability	-	-	-	-	58,888	-	58,888	-	58,888
Balance at March 31, 2026	1,071,995	(1,214,693)	107,199	(976,981)	(315,866)	18,422,734	17,094,388	253,032	17,347,420

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2026, there were 1,071,994,930 shares issued. All issued shares are fully paid.

(2) As of March 31, 2026, the Company held 62,355,174 treasury shares, and there were 1,009,639,756 outstanding shares. For more information see note 23.

(3) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(4) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non-controlling interests	Total
										(Unaudited)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835
Income for the period	-	-	-	-	-	-	506,931	506,931	10,933	517,864
Currency translation adjustment	-	-	-	-	44,266	-	-	44,266	483	44,749
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(13)	-	(13)	-	(13)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(4,572)	-	(4,572)	-	(4,572)
Other comprehensive income of non-consolidated companies	-	-	-	-	13,582	2,882	-	16,464	-	16,464
Other comprehensive income (loss) for the period	-	-	-	-	57,848	(1,703)	-	56,145	483	56,628
Total comprehensive income (loss) for the period	-	-	-	-	57,848	(1,703)	506,931	563,076	11,416	574,492
Repurchase of own shares (2)	-	(234,934)	-	-	-	-	-	(234,934)	-	(234,934)
Changes in share buyback program liability	-	-	-	-	-	243,284	-	243,284	-	243,284
Balance at March 31, 2025	1,162,758	(1,590,585)	116,276	609,733	(1,052,955)	(329,405)	18,248,861	17,164,683	231,994	17,396,677

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2025, there were 1,162,757,528 shares issued. All issued shares are fully paid.

(2) As of March 31, 2025, the Company held 90,762,598 treasury shares, and there were 1,071,994,930 outstanding shares. For more information see note 23.

(3) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(4) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Three-month period ended March 31,
	Notes	2026	2025
		(Unaudited)
Cash flows from operating activities
Income for the period		564,158	517,864
Adjustments for:
Depreciation and amortization	11, 12 & 13	151,440	146,406
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6 & 18	10,350	9,877
Income tax accruals less payments	21	1,046	(54,133)
Equity in earnings of non-consolidated companies	8	(33,376)	(14,035)
Interest accruals less payments, net	21	23,066	(8,423)
Changes in provisions		(6,717)	(2,393)
Changes in working capital (*)	21	(83,757)	223,817
Others, including net foreign exchange		(8,565)	2,020
Net cash provided by operating activities		617,645	821,000

Cash flows from investing activities
Capital expenditures	11 & 12	(114,479)	(173,838)
Changes in advances to suppliers of property, plant and equipment		5,453	12,916
Acquisition of subsidiaries, net of cash acquired (**)	24	(4,507)	-
Loan to joint ventures	17	-	(1,359)
Repayment of loan by joint ventures	17	68,788	-
Proceeds from disposal of property, plant and equipment and intangible assets		493	900
Changes in investments in securities		78,097	(225,636)
Net cash provided by (used in) investing activities		33,845	(387,017)

Cash flows from financing activities
Acquisition of treasury shares	23	(89,562)	(237,188)
Payments of lease liabilities	13	(15,526)	(14,655)
Proceeds from borrowings		248,430	347,570
Repayments of borrowings		(221,802)	(429,126)
Net cash used in financing activities		(78,460)	(333,399)

Increase in cash and cash equivalents		573,030	100,584

Movement in cash and cash equivalents
At the beginning of the period		572,444	660,798
Effect of exchange rate changes		6,630	(2,430)
Increase in cash and cash equivalents		573,030	100,584
At March 31,		1,152,104	758,952

		At March 31,
Cash and cash equivalents		2026	2025
Cash and bank deposits		1,152,130	770,208
Bank overdrafts		(26)	(11,256)
		1,152,104	758,952

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $9.4 million for the three-month period ended March 31, 2026 and $(14.5) million for the three-month period ended March 31, 2025.

(**) For the three-month period ended March 31, 2026, mainly related to the acquisition of the oilfield division of AllTorque. For more information see note 24.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2025.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in earnings of non-consolidated companies
9	Income tax
10	Dividend distribution
11	Property, plant and equipment, net
12	Intangible assets, net
13	Right-of-use assets, net and lease liabilities
14	Cash and cash equivalents and other investments
15	Derivative financial instruments
16	Category of financial instruments and classification within the fair value hierarchy
17	Investments in non-consolidated companies
18	Contingencies, commitments and restrictions to the distribution of profits
19	Tariffs on steel and other imports in the United States and Canada
20	Foreign exchange control measures in Argentina
21	Cash flow disclosures
22	Related party transactions
23	Share buyback programs
24	Business combinations
25	Middle East war

7

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on May 6, 2026.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2025. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the reporting dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of long-lived assets; impairment of investments in associates; income taxes -including recoverability of deferred tax assets-; allowance for obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and fair value estimation of certain financial instruments. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 36 to our audited Consolidated Financial Statements for the year ended December 31, 2025.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statements under Other financial results, net.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2025.

If necessary, comparative amounts have been reclassified to conform to changes in presentation in the current period.

None of the accounting pronouncements applicable after December 31, 2025, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segments

(All amounts in millions of U.S. dollars)

Three-month period ended March 31, 2026 - (Unaudited)	Tubes	Other	Total
Management view - operating income	518	41	559
Difference in cost of sales			13
Differences in selling, general and administrative expenses			13
IFRS - operating income			584
Financial income (expense), net			50
Income before equity in earnings of non-consolidated companies and income tax			634
Equity in earnings of non-consolidated companies			33
Income before income tax			667
Net sales	2,931	169	3,100
Depreciation and amortization	146	5	151

Three-month period ended March 31, 2025 - (Unaudited)	Tubes	Other	Total
Management view - operating income	547	38	585
Difference in cost of sales			(31)
Differences in selling, general and administrative expenses			(1)
Differences in other operating income (expenses) and others			(3)
IFRS - operating income			550
Financial income (expense), net			35
Income before equity in earnings of non-consolidated companies and income tax			585
Equity in earnings of non-consolidated companies			14
Income before income tax			599
Net sales	2,765	157	2,922
Depreciation and amortization	141	5	146

There are no material differences between IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

Geographical information

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Net sales
North America	1,524,531	1,279,605
South America	616,442	637,553
Europe	240,337	234,944
Asia Pacific, Middle East and Africa	719,148	770,110
Total	3,100,458	2,922,212

Allocation of net sales to geographical information is based on the final destination of the products sold.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Canada, Saudi Arabia, Mexico, United Arab Emirates and Brazil.

No single customer comprised more than 10% of Tenaris’s net sales in the three-month periods ended March 31, 2026, and 2025.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the three-month periods ended March 31, 2026, and 2025, revenues related to governmental institutions represented approximately 25% and 28%, respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Three-month period ended March 31,
Revenues Tubes	2026	2025
	(Unaudited)
Oil & Gas	2,613	2,466
Oil & Gas processing plants	113	141
Industrial, Power & Others	205	158
Total	2,931	2,765

The table above includes revenues from services performed on third party tubes of $108.7 million and $101.3 million for the three-month periods ended March 31, 2026, and 2025, respectively.

4	Cost of sales

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Inventories at the beginning of the period	3,602,058	3,709,942
Changes in inventories due to business combinations (*)	471	-
Plus: Charges of the period
Raw materials, energy, consumables and other	1,171,663	1,038,462
Services and fees	87,634	47,298
Labor cost	375,520	340,081
Depreciation of property, plant and equipment	116,664	112,514
Amortization of intangible assets	4,103	3,235
Depreciation of right-of-use assets	10,147	8,225
Maintenance expenses	95,501	88,939
Allowance for obsolescence	(5,546)	6,032
Taxes	150,002	24,938
Other	49,028	60,426
	2,055,187	1,730,150
Less: Inventories at the end of the period	(3,606,922)	(3,519,237)
	2,050,323	1,920,855

(*) For the three-month period ended March 31, 2026, related to the purchase price allocation arising from the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 24.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Services and fees	42,754	45,190
Labor cost	181,855	170,673
Depreciation of property, plant and equipment	6,232	6,301
Amortization of intangible assets	7,526	9,365
Depreciation of right-of-use assets	6,768	6,766
Freights and other selling expenses	158,464	165,569
Provisions for contingencies	10,516	1,509
Allowances for doubtful accounts	366	1,778
Taxes	31,792	27,993
Other	20,318	21,921
	466,591	457,065

6	Other operating income (expense), net

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Other operating income
Results from sundry assets	1,866	2,868
Net rents	1,251	934
Allowance for doubtful receivables recovery	560	210
Other income	2,752	7,776
	6,429	11,788
Other operating expenses
Contributions to welfare projects and non-profit organizations	(1,990)	(3,295)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(4,119)	(2,872)
	(6,109)	(6,167)
Other operating income and expenses, net	320	5,621

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: This item relates to the provision described in note 18, without reflecting any net foreign exchange result associated thereto.

11

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Interest income	64,897	72,489
Net result on changes in FV of financial assets at FVTPL	(128)	5,955
Finance income	64,769	78,444
Finance cost	(11,664)	(11,745)
Net foreign exchange transactions results	11,170	(18,664)
Net foreign exchange derivatives contracts results	(13,781)	3,182
Others	(95)	(15,959)
Other financial results, net	(2,706)	(31,441)
Net financial results	50,399	35,258

Finance income: For the three-month period ended March 31, 2026, includes $10.9 million of interest related to instruments carried at FVTPL and includes $16.7 million of interest related to instruments carried at FVTOCI.

For the three-month period ended March 31, 2025, includes $6.3 million of interest related to instruments carried at FVTPL and includes $24.8 million of interest related to instruments carried at FVTOCI.

Other: For the three-month period ended March 31, 2025, includes a loss of approximately $15.8 million related to fees paid in connection with a collection involving the Company’s Mexican subsidiary.

8	Equity in earnings of non-consolidated companies

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Earnings from non-consolidated companies	33,376	14,035
	33,376	14,035

9	Income tax

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
Current tax	(152,807)	(120,341)
Deferred tax	49,326	38,999
	(103,481)	(81,342)

Tenaris is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was adopted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect as from January 1, 2024. Tenaris applies the exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

In the three-month period ended March 31, 2026 and 2025, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $1.6 million and $3.6 million, respectively.

12

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

10	Dividend distribution

On February 18, 2026, the Company´s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 12, 2026, the payment of an annual dividend of $0.89 per outstanding share ($1.78 per ADS), or approximately $0.9 billion, which includes the interim dividend of $0.29 per outstanding share ($0.58 per ADS) or approximately $0.3 billion, paid on November 26, 2025. If the annual dividend is approved by the shareholders, a dividend of $0.60 per outstanding share ($1.20 per ADS), or approximately $0.6 billion will be paid on May 20, 2026, with record date on May 19, 2026. These Consolidated Condensed Interim Financial Statements do not reflect this dividend.

On May 6, 2025, the Company’s shareholders approved an annual dividend in the amount of $0.83 per outstanding share ($1.66 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 20, 2024, in the amount of $0.27 per outstanding share ($0.54 per ADS). The remaining balance, amounting to $0.56 per outstanding share ($1.12 per ADS), was paid on May 21, 2025, for an amount of approximately $0.6 billion. In the aggregate, the interim dividend paid in November 2024 and the balance paid in May 2025 amounted to approximately $0.9 billion.

11	Property, plant and equipment, net

	2026	2025
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	6,205,082	6,121,471
Currency translation adjustment	(12,622)	22,639
Changes due to business combinations (*)	395	-
Additions	106,089	159,897
Disposals / Consumptions	(2,144)	(1,884)
Transfers / Reclassifications	756	(57)
Depreciation charge	(122,896)	(118,815)
At March 31,	6,174,660	6,183,251

(*) For the three-month period ended March 31, 2026, related to the acquisition of the oilfield division of AllTorque and the purchase price allocation arising from the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 24.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $33.8 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brough by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 18 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”.

The Company’s Saudi Arabian subsidiary, Global Pipe Company (“GPC”), holds certain assets with a carrying value of $49.7 million that are pledged as security for current borrowings. Tenaris holds an indirect participation of 27.6% in GPC through its subsidiary, Saudi Steel Pipe Company (“SSPC”).

13

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

12	Intangible assets, net

	2026	2025
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,357,116	1,357,749
Currency translation adjustment	(207)	316
Changes due to business combinations (*)	3,642	-
Additions	8,390	13,941
Disposals	(13)	-
Transfers / Reclassifications	(756)	57
Amortization charge	(11,629)	(12,600)
At March 31,	1,356,543	1,359,463

(*) For the three-month period ended March 31, 2026, related to the acquisition of the oilfield division of AllTorque and the purchase price allocation arising from the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 24.

13	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2026	2025
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	144,557	148,868
Currency translation adjustment	(196)	363
Additions	15,161	16,463
Disposals	(711)	(3,097)
Depreciation charge	(16,915)	(14,991)
At March 31,	141,896	147,606

Right-of-use assets, net by underlying category

	At March 31,	At December 31,
	2026	2025
	(Unaudited)
Land and civil buildings	35,154	35,604
Industrial buildings, plant and production equipment	78,715	80,851
Vehicles, furniture and fixtures	26,648	26,633
Others	1,379	1,469
	141,896	144,557

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2026	2025
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	143,249	144,926
Translation differences	(696)	1,650
Additions	15,161	16,352
Cancellations	(634)	(3,334)
Repayments of lease liabilities including interests (*)	(16,631)	(15,945)
Interest accrued	1,617	1,560
At March 31,	142,066	145,209

(*) For the three-month period ended March 31, 2026, includes repayments of $15.5 million in capital and $1.1 million of interest.

For the three-month period ended March 31, 2025, includes repayments of $14.7 million in capital and $1.3 million of interest.

14

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of March 31, 2026, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 34%, 41% and 25%, respectively.

As of December 31, 2025, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 34%, 41%, and 25%, respectively.

14	Cash and cash equivalents and other investments

	At March 31,	At December 31,
	2026	2025
Cash and cash equivalents	(Unaudited)
Cash at banks	179,160	142,476
Liquidity funds	677,951	258,919
Short-term investments	295,019	171,252
	1,152,130	572,647

Other investments - current
Bonds and other fixed income	1,159,822	1,069,393
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	770,720	827,476
Fund investments	334,817	409,891
	2,265,359	2,306,760
Other investments - non-current
Bonds and other fixed income	574,820	655,867
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	95,120	95,090
Others	7,013	7,128
	676,953	758,085

As of March 31, 2026, Other Investments – current includes financial assets subject to lending agreements with financial institutions for a total amount of $100.7 million. Under applicable contractual terms, Tenaris retains substantially all the risks and rewards of ownership of the financial assets and has not received any collateral in connection to them. The fee received is recognized as a gain within Finance income, as interest income.

15	Derivative financial instruments

	At March 31,	At December 31,
	2026	2025
	(Unaudited)
Derivatives hedging borrowings and investments	665	-
Other derivatives	11,301	1,875
Contracts with positive fair values	11,966	1,875

Derivatives hedging borrowings and investments	-	2,669
Other derivatives	8,950	11,661
Contracts with negative fair values	8,950	14,330

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

15

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

16	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2026, and December 31, 2025.

		Measurement Categories		At Fair Value
March 31, 2026 - (Unaudited)	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,152,130	474,179	677,951	677,951	-	-
Other investments	2,265,359	770,720	1,494,639	1,494,639	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	770,720	770,720	-	-	-	-
Bonds and other fixed income	1,159,822	-	1,159,822	1,159,822	-	-
Fund investments	334,817	-	334,817	334,817	-	-
Derivative financial instruments	11,966	-	11,966	-	11,966	-
Other Investments Non-current	676,953	95,120	581,833	574,820	-	7,013
Bonds and other fixed income	574,820	-	574,820	574,820	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	95,120	95,120	-	-	-	-
Other investments	7,013	-	7,013	-	-	7,013
Trade receivables	2,001,088	2,001,088	-	-	-	-
Receivables C and NC	356,596	97,050	-	-	-	-
Other receivables	97,050	97,050	-	-	-	-
Other receivables (non-financial)	259,546	-	-	-	-	-
Total		3,438,157	2,766,389	2,747,410	11,966	7,013
Liabilities
Borrowings C and NC	331,451	331,451	-	-	-	-
Trade payables	845,913	845,913	-	-	-	-
Other liabilities C and NC	702,382	5,886	-	-	-	-
Other liabilities	5,886	5,886	-	-	-	-
Other liabilities (non-financial)	696,496	-	-	-	-	-
Lease Liabilities C and NC	142,066	142,066	-	-	-	-
Derivative financial instruments	8,950	-	8,950	-	8,950	-
Total		1,325,316	8,950	-	8,950	-

		Measurement Categories		At Fair Value
December 31, 2025	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	572,647	313,728	258,919	258,919	-	-
Other investments	2,306,760	827,476	1,479,284	1,479,284	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	827,476	827,476	-	-	-	-
Bonds and other fixed income	1,069,393	-	1,069,393	1,069,393	-	-
Fund investments	409,891	-	409,891	409,891	-	-
Derivative financial instruments	1,875	-	1,875	-	1,875	-
Other Investments Non-current	758,085	95,090	662,995	655,867	-	7,128
Bonds and other fixed income	655,867	-	655,867	655,867	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	95,090	95,090	-	-	-	-
Other investments	7,128	-	7,128	-	-	7,128
Trade receivables	1,920,840	1,920,840	-	-	-	-
Receivables C and NC	443,273	190,124	-	-	-	-
Other receivables	190,124	190,124	-	-	-	-
Other receivables (non-financial)	253,149	-	-	-	-	-
Total		3,347,258	2,403,073	2,394,070	1,875	7,128
Liabilities
Borrowings C and NC	305,722	305,722	-	-	-	-
Trade payables	872,913	872,913	-	-	-	-
Other liabilities C and NC	687,795	6,227	58,888	-	-	58,888
Other liabilities (*)	65,115	6,227	58,888	-	-	58,888
Other liabilities (non-financial)	622,680	-	-	-	-	-
Lease liabilities C and NC	143,249	143,249	-	-	-	-
Derivative financial instruments	14,330	-	14,330	-	14,330	-
Total		1,328,111	73,218	-	14,330	58,888

(*) Includes liability related to the share buyback program.

Certain non-financial assets and liabilities were included in the above tables to allow reconciliation with the Consolidated Condensed Interim Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

16

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2025, main balances in this level included a liability related to the shares to be settled under the share buyback program which was concluded during the three-month period ended March 31, 2026. Unobservable inputs related to this balance consider assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buyback program itself. A reasonable change in the inputs used would have not affected the fair value of the liability materially.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 99.4% of its carrying amount including interests accrued as of March 31, 2026, as compared with 99.5% as of December 31, 2025. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

17	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 14 “Investments in non-consolidated companies” to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2025.

	Three-month period ended March 31,
	2026	2025
	(Unaudited)
At the beginning of the period	1,561,212	1,543,657
Translation differences	1,140	13,582
Equity in earnings of non-consolidated companies	33,376	14,035
Increase in equity reserves and others	4,116	2,882
At the end of the period	1,599,844	1,574,156

17

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s suppliers of round steel bars and flat steel products for its pipes business.

As of March 31, 2026, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $40.15 per ADS, giving Tenaris’s ownership stake a market value of approximately $922.3 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,404.7 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2026, the Company concluded that the carrying amount of its investment in Ternium did not exceed its recoverable value.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of March 31, 2026, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A., was BRL6.66 ($1.28) and BRL6.74 ($1.29), respectively, giving Tenaris’s ownership stake a market value of approximately $62.3 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $114.3 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2026, the Company concluded that the carrying amount of its investment in Usiminas did not exceed its recoverable value.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of March 31, 2026, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of March 31, 2026, the carrying value of Tenaris’s ownership stake in Techgen was approximately $76.6 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of March 31, 2026, Tenaris’s exposure under these agreements amounted to $32.4 million and $16.0 million, respectively.

In the three-month period ended March 31, 2026, Techgen fully paid the subordinated loans to its sponsors and the guarantees securing the loan were released.

18

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued any provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

The Company is a party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

19

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through March 31, 2026, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL654 million (approximately $125.3 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed a request for extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Confab and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the special court of the SCJ rejected Confab and the other T/T Group entities' internal appeal. The Supreme Federal Tribunal has not yet ruled on the admissibility of the extraordinary appeal. The Company cannot predict the ultimate resolution on the matter.

▪	Veracel Celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL123.9 million (approximately $23.7 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL106.3 million (approximately $20.4 million) of damages arising therefrom. Confab has additional defence arguments in respect of a claim for lost profits. After an appeal against the first instance court decision, the court resolved in June 2022 that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On August 11, 2025, Confab filed an appeal with the SCJ against the ruling on the additional expert evidence. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

20

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Petrobras-related proceedings and claims

Upon learning of certain government investigations as to whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016, conducted, with the assistance of external counsel, an internal investigation, and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company was not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on the Company’s Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. On December 11, 2024, the Confab executives were acquitted. The acquittal has already been appealed, so the criminal proceedings continue to be underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for alleged damages arising from the same event against, among others, Confab and the Confab executives named in the criminal proceedings referred to above.

The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab became aware of these civil claims in September 2022 and filed its defence in February 2025, among other things, requesting the suspension of the case until a final decision is made on the jurisdiction and the dismissal on the merits of the claims made by Petrobras and the public prosecutors. As of March 31, 2026, the aggregate amount of these claims was estimated at BRL204.7 million (or approximately $39.2 million). Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. Based on the advice of legal counsel, the Company cannot predict the outcome of these civil proceedings at this stage.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“Controladoria-Geral da União”, or GCO), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities. Potential outcomes of an adverse GCO decision include a declaration of ineligibility for contracting with the Brazilian state for up to six years. Confab received notice in February 2025 and believes that the GCO’s allegations do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions. On April 7, 2025, Confab filed its defence and contested the allegations. On September 12, 2025, Confab opened discussions with GCO towards seeking a resolution of the matter, and such discussions are ongoing. Based on the advice of legal counsel, the Company cannot predict the outcome of these administrative proceedings at this stage.

21

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. On February 26, 2026, the Federal Circuit issued an opinion reversing the finding of inequitable conduct by TCT, and reversing the lower court’s dismissal of Global Tubing’s antitrust claim.  As a practical matter, both issues will return to the lower court to eventually be resolved in a jury trial. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. antidumping duty proceedings

On October 26, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on November 14, 2022, the International Trade Commission determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties appealed the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States.

As a result of the investigations, Tenaris was required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports were reviewed by the DOC to determine whether final duties were necessary for the specific period under review. Tenaris paid such deposits for the first review period (which ran from May 11, 2022, through October 31, 2023) and for subsequent review periods until the final determinations by the DOC discussed below were published. The amount of such deposits was reflected in Tenaris’s costs.

On June 6, 2025, the DOC issued a final determination with respect to imports from Argentina that occurred during the first review period, announcing a final antidumping duty rate of 6.76% for imports by Tenaris. This lower rate (reduced from 78.30%) became the deposit rate for Tenaris’s imports from Argentina as from June 12, 2025. No appeal was filed against the DOC’s final determination and, accordingly, the DOC instructed the customs authorities to liquidate the corresponding refunds at the assessment rate of Tenaris’s imports from Argentina for the first review period, with such instructions becoming effective on August 4, 2025. The resulting expected gain (including interest) up to end of 2025 was recognized in the Consolidated Financial Statements for the year ended December 31, 2025. During March 2026, Tenaris collected these refunds. While the second review period (which ran from November 1, 2023, through October 31, 2024) was rescinded, the DOC has initiated its review of the third review period (which ran from November 1, 2024, through October 31, 2025) for imports from Argentina.

On September 5, 2025, the DOC issued its final determination for imports from Mexico that occurred during the first review period, announcing a final rate of 26.10%. This lower rate (reduced from 44.93%) became the deposit rate for Tenaris’s imports from Mexico as from September 15, 2025. Both petitioners and Tenaris appealed this determination. As a result, the DOC has not instructed the customs authorities to liquidate these entries and will not do so while the appeals are ongoing. The DOC’s preliminary and final determinations for the second review period for imports from Mexico remain pending, and the DOC has initiated its review of the third review period for imports from Mexico.

As a result of these periodic reviews, the deposit rates on future imports can change, and the antidumping duty deposits paid on imports during the relevant review period may be either returned to Tenaris (in whole or in part) or increased.

22

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

In an audit report issued by an audit team of the U.S. Customs and Border Protection (“CBP”), CBP concluded that Tenaris should have paid antidumping duties on imports of mechanical and other pipe, which CBP believes to be subject to the antidumping orders on OCTG from Argentina and Mexico. CBP’s audit report calculated loss of revenue to the United States of approximately $49.6 million for years 2022, 2023 and 2024. However, CBP also appears to indicate that its calculation will be adjusted to conform with any clarification of the scope of the relevant OCTG orders that the DOC may issue. Tenaris considers imports of mechanical or other pipe to be out of scope of the OCTG orders and has filed a scope clarification request with the DOC. Based on the advice of counsel, Tenaris believes that the loss contingency arising from the CBP report is neither probable nor capable of a reliable estimate at this time and, accordingly, no provision has been made with respect to such 2022, 2023 and 2024 imports.

CBP separately instructed Tenaris to modify its treatment of imports effective January 2025 and forward so that imports of certain mechanical and other pipe would be considered to be subject to the antidumping orders on OCTG from Argentina and Mexico. As a result, unless CBP changes its stated position on its own initiative or after clarification by DOC, the entries on and after January 1, 2025, will require the payment of antidumping duty deposits, and the liquidation of these entries will remain suspended during the antidumping administrative review process. The amount of such deposits is reflected in Tenaris’s costs.

▪	Canadian antidumping duty proceedings

On April 21, 2026, the Canadian International Trade Tribunal (“CITT”) issued its findings in an inquiry concerning OCTG. Following a final determination of dumping issued by the President of the Canada Border Services Agency on March 23, 2026, the CITT found that, pursuant to the Special Import Measures Act, the dumping of OCTG originating in several countries, including Mexico, and of OCTG produced or exported by, or on behalf of, Tenaris (or its affiliates) from the United States, has caused injury to the domestic industry in Canada. Seamless OCTG originating in the United States and exported or produced by or on behalf of Tenaris is excluded from the scope of the findings. The CITT further found that the circumstances relating to massive importation are not present. As a result of these findings, antidumping duties will apply to imports of the subject goods into Canada at prices below the normal values determined for each type of products. The Company is assessing the implications of the findings on its OCTG sales into Canada.

(ii)	Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company are parties into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of March 31, 2026, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $24.5 million.

▪	A Mexican subsidiary of the Company is a party to a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	Certain subsidiaries of the Company are parties to a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $17.7 million in case of early termination. The contract will be in effect until June 30, 2029.

▪	Certain subsidiaries of the Company are parties to contracts with Vestas Argentina for the maintenance of wind farms in Argentina. Such contracts foresee penalties for a maximum amount of $23.6 million in case of early termination.

▪	A subsidiary of the Company is party to a contract with Voestalpine Grobblech GmbH from which it committed to purchase steel plates to manufacture welded pipes for the third phase of the Sakarya gas field development project in Turkey. As of March 31, 2026, purchases for approximately $34.8 million remain pending.

23

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	A U.S. subsidiary of the Company is a party to a framework supply agreement with Nucor Steel Memphis Inc. (“Nucor”) pursuant to which Nucor agrees to supply, and the subsidiary intends to purchase, up to a specified tonnage of steel bars per month, subject to a rolling three-month forecast provided by the subsidiary. The subsidiary has no obligation to purchase volumes outside the forecasted quantities. Prices are determined in accordance with a contractual pricing formula, subject to applicable surcharges and adjustments. The contract became effective in January 2026, with an original duration of 1 year.

▪	An Argentine subsidiary of the Company renewed a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to its facilities. As of March 31, 2026, the aggregate commitment under this renewed agreement, which has a 20-year term expiring in April 2047, amounted to approximately $124 million.

▪	A subsidiary of the Company has entered into an energy release mechanism, under which it has a contractual obligation to develop new renewable energy capacity, either directly or by transferring such obligation to third parties, within a defined timeframe. In the event of non-fulfilment, the Company is required to financially reimburse the benefit received in accordance with the contractual terms.

In addition, Tenaris (i) covered certain obligations of Techgen as described in note 17 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $3.9 billion as of March 31, 2026.

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of March 31, 2026, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company repurchased during the first tranche of the initial share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company repurchased during the second, third and fourth tranches of the first share buyback program and throughout the second share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

As of March 31, 2026, 62,355,174 ordinary shares repurchased by the Company under its third share buyback program are held in treasury with their voting rights suspended. Treasury shares are intended to be cancelled at the extraordinary general meeting of shareholders scheduled to be held on May 12, 2026 (immediately after the next annual general meeting of shareholders) and the Company’s issued share capital would be reduced accordingly.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

19	Tariffs on steel and other imports in the United States and Canada

Effective March 12, 2025, the U.S. government introduced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company. These changes include the extension of a 25% tariff to all imported steel products through a phased-in implementation plan, initially applying to raw steel products, with downstream (“derivative”) products being subject to the tariff starting June 1, 2025. Exclusions that previously exempted specific products and countries from the existing tariffs were discontinued.

On June 4, 2025, the U.S. government increased these tariffs to 50% (with the exception of steel imports from the United Kingdom, whose tariffs remain at 25%), and on June 16, 2025, the list of steel derivative products to which the tariffs apply was expanded. The list of steel derivative products was further expanded on August 18, 2025.

24

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

On August 2, 2025, the Canadian government applied Section 53 tariff rate quotas on imports of steel products, with tariffs of 50% (additional to normal duty rates) applying to imports of steel products in excess of established quotas. The tariff rate quotas were initially set at 100% of 2024 imports for the group of countries having a free trade agreement with Canada and 50% of 2024 imports for the group of countries without a free trade agreement with Canada. As members of the USMCA trade agreement, these tariffs do not apply to imports from Mexico and the United States, although separately Canada is applying a 25% tariff on imports of steel products from the United States as a retaliatory measure for the U.S. tariffs on steel products. On December 26, 2025, the Canadian government reduced the tariff rate quotas to 75% of 2024 imports for the group of countries having a free trade agreement with Canada and 20% of 2024 imports for the group of countries without a free trade agreement with Canada. In December 2025, the Canadian government provided and exemption from the tariff for steel bars imported by Tenaris for its seamless pipe operations in Sault Ste. Marie with retroactive effect.

U.S. and Canadian tariffs on steel imports and other tariffs (including those arising under a reciprocal tariff regime implemented by the U.S. government effective August 1, 2025, or under the retaliatory measures enacted by other countries), are affecting market prices and dynamics, supply chains, and cost structures. Changes in some of these tariff rates continue to be made, or threatened, in response to further negotiations with trading partners and/or measures taken, retaliatory or otherwise, by some countries that are deemed hostile acts or against the interests of other countries by the governments of such countries. As a result, a great degree of uncertainty remains in the market.

20	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within specified deadlines, which vary depending on whether transactions involve related parties and on the timing of collection. Payments for imports of goods are allowed upon customs clearance, while payments for services are permitted either upon accrual (non-related parties) or after a 90-day deferral (related parties). Payments for capital goods imports follow a phased schedule.

▪	Access to the MULC to pay dividends is permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine companies to access the MULC.

It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

As of March 31, 2026, Tenaris had a net short Argentine peso exposure of approximately $24.0 million. A further devaluation could result in losses related to deferred tax charges due to the deterioration of the tax value of fixed assets. Argentine subsidiaries represented approximately 12% of total equity and 17% of total sales, with peso-denominated assets and liabilities valued at the official exchange rate.

Despite recent easing measures, this context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

25

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

21	Cash flow disclosures

		Three-month period ended March 31,
		2026	2025
		(Unaudited)
(i)	Changes in working capital
	Inventories	(11,929)	204,777
	Receivables and prepayments, contract assets and current tax assets	28,469	(24,929)
	Trade receivables	(87,369)	77,023
	Other liabilities and current tax liabilities	25,515	3,784
	Customer advances	(14,941)	20,335
	Trade payables	(23,502)	(57,173)
		(83,757)	223,817
(ii)	Income tax accruals less payments
	Tax accrued	103,481	81,342
	Taxes paid	(102,435)	(135,475)
		1,046	(54,133)
(iii)	Interest accruals less payments, net
	Interest accrued, net	(53,105)	(66,699)
	Interest received	83,099	65,567
	Interest paid	(6,928)	(7,291)
		23,066	(8,423)

22	Related party transactions

As of March 31, 2026:

▪	San Faustin, a Luxembourg société anonyme, owned 690,005,187 shares in the Company, representing 64.37% of the Company’s issued shares and 68.34% of the voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, controls San Faustin through the holding of voting shares sufficient in number to influence matters affecting or submitted to a vote of the shareholders of San Faustin S.A., including the election of directors and the approval of certain corporate transactions and other matters concerning San Faustin S.A.'s policies.

▪	No person or group of persons controls RP STAK.

26

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

On September 19, 2025, the Company announced that San Faustin and Techint had filed with the SEC an amendment to their Schedule 13D, reporting that, for portfolio-management purposes and in response to the Company’s ongoing share repurchase program discussed below, which caused San Faustin’s beneficial ownership interest in the Company to passively increase, on September 17, 2025, the board of directors of San Faustin had authorized Techint to sell a number of its ordinary shares of the Company, provided that Techint’s ownership stake in the Company should not fall below 67% of the Company’s total outstanding ordinary shares. The reporting persons stated that the precise timing, amount and manner of any such sales will depend upon market conditions and other factors, and that there is no assurance that any sales will be completed or the timing thereof. The reporting persons also noted that, although they do not currently intend to purchase ordinary shares or to reduce their beneficial ownership below 67% of the Company’s total outstanding ordinary shares, they may from time to time, depending on market conditions and other factors, purchase or sell additional ordinary shares, and that, except as described above, they do not have any present plans or proposals that relate to or would result in any extraordinary corporate transaction or lead to the acquisition of additional securities.

On December 17, 2025, the Company announced that San Faustin and Techint had filed with the SEC a new amendment to their Schedule 13D, reporting that, further to the previously-reported authorization, (i) between December 9, 2025 and December 12, 2025, Techint sold a total of 2,600,000 Tenaris ordinary shares pursuant to a non-discretionary sales mandate established with a European broker-dealer regulated in the European Union that ended on December 12, 2025; and (ii) on December 12, 2025, Techint entered into a non-discretionary accelerated share disposal agreement with an European financial institution regulated in the European Union for the sale of up to 21,000,000 ordinary shares of Tenaris during the period starting on December 15, 2025 and ending no later than May 19, 2026 (the “ASD Program”). San Faustin and Techint stated, among other things, that under the ASD Program the bank will make all trading decisions concerning the timing of the sales of Tenaris ordinary shares and all sales under the ASD Program will be conducted in European regulated stock markets, and that the ASD Program will be executed in compliance with applicable rules and regulations. San Faustin and Techint noted that, following completion of the ASD Program, they may from time to time, depending on market conditions and other factors, sell additional ordinary shares of the Company in accordance with the above-mentioned sales authorization.

Between December 9, 2025, and March 31, 2026, Techint sold 23,600,000 ordinary shares of Tenaris.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s share capital and 0.09% of the voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS but does not have control. All remaining transactions and balances with related parties are disclosed as “other related parties”.

27

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following transactions were carried out with related parties:

		Three-month period ended March 31,
		2026	2025
(i)	Transactions	(Unaudited)
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	2,600	5,029
	Sales of goods to other related parties	19,385	18,185
	Sales of services and others to associated companies	1,475	1,410
	Sales of services and others to joint ventures	37	35
	Sales of services and others to other related parties	37,852	44,026
		61,349	68,685
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	23,791	45,962
	Purchases of goods to joint ventures	17,561	13,726
	Purchases of goods to other related parties	7,796	3,356
	Purchases of services and others to associated companies	3,953	4,672
	Purchases of services and others to other related parties	13,692	15,540
		66,793	83,256
	(c) Financial Results
	Income from joint ventures	1,065	1,475
		1,065	1,475

		At March 31,	At December 31,
		2026	2025
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	1,327	4,641
	Receivables from joint ventures	153	69,447
	Receivables from other related parties	41,029	45,476
	Payables to associated companies	(19,343)	(22,214)
	Payables to joint ventures	(5,913)	(6,892)
	Payables to other related parties	(11,109)	(8,196)
		6,144	82,262
	(b) Financial debt
	Lease liabilities from associated companies	(751)	(857)
	Lease liabilities from other related parties	(1,415)	(1,589)
		(2,166)	(2,446)

In addition to the tables above, the Company issued certain guarantees in favor of Techgen; for further details, please see note 17 (c) and note 18 (ii). No other material guarantees were issued in favor of other related parties.

23	Share buyback programs

First share buyback program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

28

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second share buyback program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued shares as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the issued share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

Third share buyback program

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, which renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the third share buyback program, the Company entered into a nondiscretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The third share buyback program was divided into two tranches. The first tranche of the program, which covered up to $600 million (excluding incidental transaction fees), ran from June 9, 2025, to (and including) September 30, 2025. Under the first tranche of the program, the Company repurchased 33,059,955 ordinary shares, representing 3.08% of the Company’s issued shares as measured at the beginning of the first tranche of the program, for a total consideration of approximately $584 million (excluding incidental transaction fees).

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

The second tranche of the third share buyback program, which covered up to $600 million (excluding incidental transaction fees), ran from November 3, 2025, and was originally scheduled to end no later than April 30, 2026. Under the second tranche of the program, the Company repurchased 29,295,219 ordinary shares, representing 2.73% of the Company's issued shares as measured at the beginning of the second tranche of the program, for an aggregate consideration of approximately $583.6 million (excluding incidental transaction fees), thereby substantially completing its targeted repurchases.

On February 23, 2026, the Company announced its decision to terminate, effective March 3, 2026, the second tranche of the third share buyback program. In a context of high volatility in the market, allowing the second tranche of the program to continue as initially scheduled would, by application of the customary mechanics in the existing buyback agreement, have resulted in a significant incremental pay-out to its counterparty. Accordingly, following the expiration of the blackout period corresponding to the Company’s annual earnings release on February 20, 2026, the Company exercised its right to terminate its existing buyback agreement on the first date it was allowed to do so under the terms of the agreement, and in March 2026, paid the incidental transaction fees.

During the three-month period ended March 31, 2026, the Company purchased 2,184,202 shares, for approximately $89.6 million (including a negative performance amount of $47.1 million). During the three-month period ended March 31, 2025, the Company purchased 12,277,261 shares, for approximately $235 million (including a positive performance amount of $1.1 million).

As of March 31, 2026, 62,355,174 ordinary shares repurchased by the Company under its third share buyback program are being held in treasury (with their voting rights suspended). Treasury shares are intended to be cancelled at the extraordinary general meeting of shareholders scheduled to be held on May 12, 2026 (immediately after the next annual general meeting of shareholders) and the Company’s issued share capital would be reduced accordingly.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the "Share Buyback Program Section".

24	Business combinations

Acquisition of a scrap processing business in Beaver Falls

On November 12, 2025, Tenaris completed the acquisition of a scrap processing business in Beaver Falls, Pennsylvania, for a purchase price of $17.5 million paid in cash. The fair value estimation of the assets acquired was finalized during the three-months period ended March 31, 2026, and amounted to approximately $15.7 million, which was allocated mainly to Property, Plant and Equipment. The purchase price allocation resulted in a goodwill of approximately $1.8 million. Tenaris consolidated the balances and results of operations of the acquired business as from November 12, 2025. The acquired business’s contribution to Tenaris’s revenues and results was non-material, and it was assigned to the Tubes segment. Acquisition-related costs for the year ended December 31, 2025, amounted to $0.2 million and were included in general and administrative expenses.

Acquisition of the oilfield division of AllTorque

In March 2026, Tenaris completed the acquisition of the oilfield division of AllTorque, a leading original equipment manufacturer of tubular running technology based in Red Deer, Alberta, Canada, for a purchase price of $4.7 million paid in cash. The preliminary fair value of the assets acquired, which amounted to approximately $1.5 million, was allocated to Property, Plant and Equipment. The preliminary purchase price allocation resulted in a goodwill of approximately $3.2 million. Tenaris consolidated the balances and results of operations of the acquired business as from March 25, 2026. Had the transaction been consummated on January 1, 2026, Tenaris’s unaudited pro forma net sales and net income would not have changed materially. Acquisition-related costs were not material and were included in general and administrative expenses.

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Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2026 - all amounts in thousands of U.S. dollars, unless otherwise stated

25	Middle East war

In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. There is uncertainty about the full impact and consequences resulting from the conflict.

In early April 2026, a ceasefire between the United States and Iran came into effect, during which Iran allowed commercial shipping through the Strait of Hormuz, although traffic remained far below pre-war levels. No full-scale fighting has resumed. On April 12, 2026, face-to-face negotiations between the United States and Iran ended without agreement. Following the breakdown of talks, on April 12–13, 2026, the U.S. government announced a naval blockade of Iranian ports, effective April 14, 2026, indicating that the blockade targets Iranian ports specifically and is not intended to impede freedom of navigation for vessels transiting the Strait of Hormuz to and from non-Iranian ports. Iran has threatened retaliatory measures. Oil prices surged back above $100 per barrel following the announcement. It is uncertain whether the ceasefire will continue to be honored or remain in place, whether negotiations will resume, or what the ultimate scope and duration of the blockade and the broader conflict will be.

Tenaris maintains significant industrial operations and customer relationships in the Middle East. A prolonged conflict or an escalation of hostilities in the region could disrupt Tenaris's operations at these facilities, impair its ability to fulfill customer orders, increase the costs of transportation (including as a result of the need to arrange for alternative transportation both through alternative ports or by land and/or additional insurance costs), result in potential order cancellations, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials, semi-finished steel and other inputs to its regional mills.

The Iran conflict adds to existing supply chain challenges, including trade restrictions from tariffs and supply chain disruptions that have continued since the Russia-Ukraine war. A sustained disruption to the Strait of Hormuz could significantly increase oil prices and fuel broader inflation, slow global economic activity and reduce demand for Tenaris's products. The imposition of additional sanctions targeting Iran-linked maritime networks and the potential for expanded trade restrictions may further constrain sourcing alternatives and increase compliance costs. Tenaris is unable at this time to predict the evolution or ultimate outcome of these developments, or to quantify the impact they may have on its business or financial condition.

Carlos Gómez Álzaga

Chief Financial Officer

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